FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2007

HOLMES FINANCING (No 5) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2007 to 08 February 2007

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	376,715	29,998,281
Replenishment	14,650	1,616,930
Repurchased	(7,455)	(673,748)
Redemptions	(9,168)	(899,451)
Losses	(34)	(129)
Capitalised Interest	0	4,714	( * see below )
Other Movements	0	0
Carried Forward	374,708	30,046,597

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,308,655	106,884,293
Repurchased	(425,489)	(32,917,990)
Redemptions	(622,343)	(50,503,828)
Losses	(1,306)	(3,247)
Capitalised Interest	0	188,155	( * see above )
Other Movements	0	0
Carried Forward	374,708	30,046,597

	Trust Payment Rate (CPR)	Annualised Trust Payment Rate (CPR)
1 Month	5.24%	47.61%	( including
3 Month	13.59%	44.24%	redemptions and
12 Month	44.24%	44.24%	repurchases )

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2007 to 08 February 2007

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	39.54	months
Weighted Average Loan size	£80,186.70
Weighted Average LTV	65.08%	*** (see below)
Weighted Average Indexed LTV	56.50%	using Halifax House Price Index
Weighted Average Indexed LTV	55.25%	using Nationwide House Price Index
Weighted Average Remaining Term	17.58	Years

Product Type Analysis	£000's	%
Variable Rate	9,798,195	32.61%
Fixed Rate	8,259,810	27.49%
Tracker Rate	11,988,592	39.90%
	30,046,597	100.00%

As at 08 February 2007 approximately 15.23% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	4,329,715	14.41%
Interest Only	6,841,610	22.77%
Repayment	18,875,272	62.82%
	30,046,597	100.00%

As at 08 February 2007 approximately 19% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	19,695,544	65.55%
Remortgage	10,351,053	34.45%
	30,046,597	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 February 2007	7.34%
01 December 2006	7.09%
01 September 2006	6.75%
01 September 2005	6.50%

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2007 to 08 February 2007

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	14,681	1,092,293	3.64%
East Midlands	19,970	1,397,449	4.65%
Greater London	65,675	6,663,419	22.18%
North	15,601	925,256	3.08%
North West	42,135	2,715,842	9.04%
Scotland	23,991	1,419,042	4.72%
South East	98,147	9,244,902	30.77%
South West	29,148	2,333,185	7.77%
Wales	16,998	1,060,702	3.53%
West Midlands	24,303	1,661,079	5.53%
Yorkshire and Humberside	23,116	1,439,083	4.79%
Unknown	943	94,345	0.31%
Total	374,708	30,046,597	100.00%

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	25,023	1,025,123	3.41%	33.11
25.01 - 50.00	97,841	6,170,723	20.54%	35.43
50.01 - 75.00	148,542	13,513,986	44.98%	35.58
75.01 - 80.00	16,055	1,525,785	5.08%	42.69
80.01 - 85.00	19,865	2,033,190	6.77%	41.03
85.01 - 90.00	33,401	3,446,873	11.47%	40.75
90.01 - 95.00	33,981	2,330,917	7.76%	62.26
Total	374,708	30,046,597	100.00%	39.54

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2007 to 08 February 2007

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	364,730	29,222,344	(2,014)	97.30%
1.00 - 1.99 months	5,348	439,784	3,976	1.46%
2.00 - 2.99 months	2,075	165,213	2,801	0.55%
3.00 - 3.99 months	901	71,376	1,730	0.24%
4.00 - 4.99 months	476	37,960	1,161	0.13%
5.00 - 5.99 months	314	26,834	987	0.09%
6.00 -11.99 months	543	45,824	2,481	0.15%
12 months and over	59	5,098	637	0.02%
Properties in Possession	262	18,325	2,080	0.06%
Total	374,708	30,032,758	13,839	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,799,749	15,198,532
Replenishment of Assets	0	1,616,930
Acquisition by Funding	0	0
Distribution of Principal Receipts	(160,414)	(1,412,785)
Allocation of Losses	(63)	(66)
Share of Capitalised Interest	2,319	2,395
Payment Re Capitalised Interest	(2,319)	2,319
Balance Carried Forward	14,639,272	15,407,325

Carried Forward Percentage	48.72190%	51.27810%

Minimum Seller Share	1,675,934	5.58%

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2007 to 08 February 2007

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's
Brought Forward	2,588,009
Additional Amounts Accumulated	160,477
Payment of Notes	(1,047,200)
Carried Forward	1,701,286

Target Balance	794,000	payable on 16th April 2007
	509,355	payable on 16th July 2007
	397,351	payable on 15th October 2007

	1,700,706

Excess Spread *
Quarter to 16/01/07	0.4303%
Quarter to 16/10/06	0.4790%
Quarter to 17/07/06	0.4492%
Quarter to 15/04/06	0.2602%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/01/2007	£280,000,000.00	£0.00	£0.00
Required Amount as at 15/01/2007	£280,000,000.00	£0.00	£0.00
Percentage of Notes	1.71%	0.00%	0.00%
Percentage of Funding Share	1.91%	0.00%	0.00%

Notes Outstanding
	£000's
AAA Notes Outstanding	15,280,405
AA Notes Outstanding	413,306
A Notes Outstanding	153,497
BBB Notes Outstanding	493,350
Total	16,340,559

Properties in Possession

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2007 to 08 February 2007

All values are in thousands of pounds sterling unless otherwise stated

Stock
	Current Period
	Number	£000's
Brought Forward	238	18,456
Repossessed in Period	58	9,570
Sold in Period	(34)	(7,621)
Carried Forward	262	20,405

	Cumulative
	Number	£000's
Repossessed to date	1,558	203,196
Sold to date	(1,296)	(182,791)
Carried Forward	262	20,405

Repossession Sales Information
Average time Possession to Sale	99	Days
Average arrears at time of Sale	£5,453

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th January 2006, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Note
On 17th July Holmes Financing 3 exercised its option to redeem all of the remaining notes outstanding in accordance with Condition 5(D) of the notes

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2007 to 08 February 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	5.55313%	0.26%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	3.74500%	0.26%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	5.55313%	0.45%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	5.55313%	1.60%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	5.55313%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	5.55313%	1.75%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	3.74500%	0.27%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	3.74500%	0.50%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	3.74500%	1.60%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	3.74500%	0.24%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	3.74500%	0.50%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	3.74500%	1.50%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	5.36000%	0.24%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	5.36000%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	5.36000%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	5.55313%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	5.55313%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	5.55313%	1.55%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$250,000,000	5.36000%	0.23%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	5.55313%	0.50%
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	5.55313%	0.80%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	3.74500%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	5.55313%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	3.74500%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	3.74500%	0.80%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	3.74500%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	3.74500%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	3.74500%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	5.55313%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	5.36000%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	5.55313%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	5.55313%	0.90%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	5.36000%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	3.74500%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	5.55313%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	5.55313%	0.09%

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2007 to 08 February 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 1 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,260,000,000	5.32000%	-0.03%
Series 1 Class B	Holmes Financing No. 10	AA/Aa3/AA	$47,000,000	5.36000%	0.08%
Series 1 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$47,000,000	5.36000%	0.27%
Series 2 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.36000%	0.03%
Series 2 Class B	Holmes Financing No. 10	AA/Aa3/AA	$55,000,000	5.36000%	0.09%
Series 2 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$55,000,000	5.36000%	0.35%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	3.74500%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	3.74500%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	5.55313%	0.12%
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	3.74500%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	5.55313%	0.20%
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	3.74500%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	5.55313%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.36000%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	5.55313%	0.09%
Series 1 Class A	Holmes Masler Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.32000%	-0.02%
Series 1 Class B	Holmes Masler Issuer 2006-1	AA/Aa3/AA	$45,000,000	5.36000%	0.09%
Series 1 Class C	Holmes Masler Issuer 2006-1	BBB/Baa2/BBB	$45,000,000	5.36000%	0.24%
Series 2 Class A	Holmes Masler Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.36000%	0.06%
Series 2 Class B	Holmes Masler Issuer 2006-1	AA/Aa3/AA	$35,000,000	5.36000%	0.12%
Series 2 Class M	Holmes Masler Issuer 2006-1	A/A2/A	$30,000,000	5.36000%	0.19%
Series 2 Class C	Holmes Masler Issuer 2006-1	BBB/Baa2/BBB	$40,000,000	5.36000%	0.39%
Series 3 Class A1	Holmes Masler Issuer 2006-1	AAA/Aaa/AAA	$900,000,000	5.36000%	0.08%
Series 3 Class A2	Holmes Masler Issuer 2006-1	AAA/Aaa/AAA	€ 670,000,000	3.74500%	0.10%
Series 3 Class A3	Holmes Masler Issuer 2006-1	AAA/Aaa/AAA	£700,000,000	5.55313%	0.10%
Series 3 Class B2	Holmes Masler Issuer 2006-1	AA/Aa3/AA	€ 37,500,000	3.74500%	0.15%
Series 3 Class B3	Holmes Masler Issuer 2006-1	AA/Aa3/AA	£20,000,000	5.55313%	0.15%
Series 3 Class M2	Holmes Masler Issuer 2006-1	A/A2/A	€ 35,500,000	3.74500%	0.22%
Series 3 Class M3	Holmes Masler Issuer 2006-1	A/A2/A	£12,000,000	5.55313%	0.22%
Series 3 Class C2	Holmes Masler Issuer 2006-1	BBB/Baa2/BBB	€ 61,500,000	3.74500%	0.42%
Series 3 Class C3	Holmes Masler Issuer 2006-1	BBB/Baa2/BBB	£12,500,000	5.55313%	0.42%

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2007 to 08 February 2007

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1
02Q3	-	703	-	-	352	-	-	-	-	-	-
02Q4	-	-	-	-	352	-	-	-	-	-	-
03Q1	-	-	750	-	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-	-	-	-
03Q4	-	176	-	191	-	481	-	-	-	-	-
04Q1	-	176	-	191	-	-	241	-	-	-	-
04Q2	-	176	-	191	-	-	241	-	-	-	-
04Q3	-	176	-	191	-	-	-	-	-	-	-
04Q4	-	-	-	-	698	-	-	-	-	-	-
05Q1	-	-	750	-	-	-	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001	-	-	-
05Q3	650	-	-	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-	-	-	-
06Q2	-	125	-	-	-	-	-	-	-	-	-
06Q3	-	125	546	1,456	-	-	-	-	-	-	-
06Q4	-	-	-	350	875	-	-	-	1,018	-	-
07Q1	-	-	-	-	-	-	161	812	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1
07Q1	-	-	-	-	-	-	-	-	-	-	-
07Q2	-	-	-	-	-	634	161	-	-	-	-
07Q3	575	-	-	-	-	-	-	-	-	679	-
07Q4	-	300	-	-	-	770	-	-	-	-	795
08Q1	-	-	-	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221	-	388	-
08Q3	-	-	-	-	-	-	-	221	1,272	388	-
08Q4	-	-	-	-	-	-	-	221	-	-	-
09Q1	-	-	-	-	-	-	-	1,171	-	-	-
09Q2	-	-	-	-	-	-	-	-	-	342	-
09Q3	-	-	-	-	-	-	-	-	-	342	397
09Q4	-	-	-	-	-	-	-	-	-	-	397
10Q1	-	-	-	-	-	-	-	-	453	-	-
10Q2	-	-	-	-	-	-	-	-	453	-	-
10Q3	250	-	-	-	-	-	-	-	600	-	-
10Q4	-	-	-	-	-	-	-	-	-	1,526	1,632
11Q1	-	-	-	-	-	-	-	-	-	-	-

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 January 2007 to 08 February 2007

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated: 1 March 2007	By / s / Jessica Petrie
(Authorised Signatory)